UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                               WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                                September 9,
2021

  By E-Mail

  Patrick Gadson, Esq.
  Vinson & Elkins LLP
  The Grace Building
  1114 Avenue of the Americas
  32nd Floor
  New York, NY 10036

          Re:     Rocky Mountain Chocolate Factory, Inc.
                  Preliminary Proxy Statement filed by AB Value Partners, LP,
AB
                            Value Management LLC, Bradley Radoff, Andrew T.
Berger,
                            Rhonda J. Parish, Mark Riegel, Sandra Elizabeth
Taylor, and
                            Mary Kennedy Thompson
                  Filed September 2, 2021
                  File No. 001-36865

  Dear Mr. Gadson:

          We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

         Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

  Preliminary Proxy Statement

  1. We note that you have included your Poison Pill Redemption proposal while the company has not included this proposal in its notice of the meeting. Please give us your legal analysis of your ability to present this proposal at the meeting and to have any votes documented on your proxy card counted by the inspector of elections.

  Reasons for the Solicitation, page 4

  2. We note your disclosure in the last paragraph of page 4 that the poison pill is not set to
 Patrick Gadson, Esq.
Vinson & Elkins LLP
September 9, 2021
Page 2

       expire for nearly ten years (i.e., March 1, 2025).    Please update this
disclosure given that
       there are less than ten years left until March 2025.

Proposal 1, page 5

3. We note that the board currently has seven members and that you are nominating five
       persons for the board while attempting to rely on the    short slate
provision of Rule 14a-
       4(d). Your apparent reliance on that rule is misplaced because your nominees, if elected, would not constitute a minority of the board. Thus, please revise your disclosure here and your proxy card to properly rely on the short slate rule, if you intend to do so.

4. Given that, as currently presented, security holders using your proxy card will be unable to vote for a full slate of nominees, disclose the consequences to security holders as a result of using your proxy card to vote for five directors instead of seven. For example, revise to highlight to security holders that they will be disenfranchised with respect to two seats if they return your proxy card. Also disclose that you may not exercise discretionary authority to fill the other seats and that you cannot assure that the other directors will agree to serve if your slate wins. Finally, disclose whether you have any plans to fill any vacancies on the board as a result of the election of your nominees.
       Refer to Section II.I of Exchange Act Release No. 34-31326 (October 16,
1992).

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-3619.

                                                             Sincerely,

                                                             /s/ Daniel F.
Duchovny
                                                             Daniel F. Duchovny
                                                             Special Counsel
                                                             Office of Mergers
and Acquisitions